

June 10, 2015

Via E-mail
Deborah A. Vitale, President
Diamondhead Casino Corporation
1013 Princess Street
Alexandria, Virginia 22314

Re: **Diamondhead Casino Corporation**
Amendment No. 1 to Registration Statement on Form 10-12G
Filed May 27, 2015
File No. 000-17529

Dear Ms. Vitale:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 27, 2015 letter.

Item 1. Business, page 1

1. We note your revised disclosure on page 2 that you intend to raise sufficient funds to allow you to retain and pay the professionals whose services are required to stay current in your periodic filings. Please revise to clarify the source of these funds and, if applicable, that such financing is not guaranteed. In addition, please revise to clarify how you intend to stay current on your periodic filing obligation prior to raising sufficient funds to retain these services or in the event you fail to raise sufficient funds.

Item 6. Executive Compensation, page 29

2. We note your response to comment 7. Please revise to disclose the interest rate on this unpaid compensation due to Ms. Vitale. We note your disclosure that the accrued interest on unpaid compensation to Ms. Vitale through December 31, 2014 amounted to $227,687. We also note your disclosure in footnote 3 on page 30 that Ms. Vitale earned interest on the portion of her unpaid compensation for the years 2010 through 2014 in the

amount of $70,428 and $91,739 in 2014. Please revise to clarify this discrepancy or advise. In addition, please revise to breakdown the amounts earned by Ms. Vitale each year, any amounts actually paid to Ms. Vitale and clarify how these amounts correspond to amounts referenced in Notes 4 and 7 of your financial statements.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 31

3. We note your disclosure in footnote 7 on page 25 of the convertible promissory note held by Mr. Crow. Please revise to include disclosure of this promissory note or advise. See Item 404 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel